O’Neill Law Group PLLC	435 Martin Street, Suite 1010
Blaine, WA 98230

Stephen F.X. O’Neill*	Telephone:	360-332-3300
Christian I. Cu**	Facsimile:	360-332-2291
	E-mail:	son@stockslaw.com

File #4440

June 16, 2008

VIA EDGAR &
FAX-202-772-9220

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549

Attention: Donna Levy, Division of Corporation Finance

Dear Sirs/Mesdames:

RE:	COLUMBUS VENTURES INC. (the “Company”)
	-	File Number 0-52565
	-	Preliminary Information Statement on Schedule 14C filed May 23, 2008

We write on behalf of Columbus Ventures Inc. in response to your comment letter dated June 11, 2008 regarding the above-referenced Schedule 14C filing (the “Comment Letter”). On behalf of the Company, we have filed with the United States Securities and Exchange Commission (the “SEC”) via the EDGAR system, an amended Preliminary Information Statement on Schedule 14C (as revised, the "Amended Schedule 14C").

In addition to the Amended Schedule 14C, we also provide below our responses to the comments made in the Comment Letter. Our responses herein are based on the factual information provided to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter. Capitalized terms used herein and not defined, have the same meanings given such terms in the Amended Schedule 14C.

GENERAL

1. PROVIDE AN EXPLANATION FOR THE REASON FOR YOUR NAME CHANGE TO BALD EAGLE ENERGY INC.

It is our understanding that the Company is changing its name in order to more accurately reflect the Company’s current business activities, being the acquisition and exploration of oil and natural gas properties and prospects. Please refer to the disclosure contained under the heading “Amendment of the Company’s Articles of Incorporation to Change the Company’s Name” in the Amended Schedule 14C.

2. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The Schedule 14C has been revised to reflect that Mr. Rhoden beneficially owns 32,000,000 shares after the 4-for-1 stock split. Please refer to the disclosure contained under the heading “Security Ownership of Certain Beneficial Owners and Management” in the Amended Schedule 14C.

Canadian Affiliate:	O’Neill Law Corporation
Suite 950, 650 West Georgia Street, PO Box 11587, Vancouver, British Columbia, Canada V6B 4N8
Tel: (604) 687-5792 / Fax: (604) 687-6650

*Washington and British Columbia Bars; ** Nevada, Washington and British Columbia Bars

O’Neill Law Group PLLC
United States Securities and Exchange Commission
Attention: Donna Levy, Division of Corporation Finance

A statement from the Company as requested in the Comment Letter is attached.

If you have any questions or require any additional information or documents, please telephone the undersigned at (604) 687-5792.

Yours truly,

“Stephen F.X. O’Neill”

STEPHEN F.X. O’NEILL

SON/cch

Enclosures

cc:	Columbus Ventures Inc.
Attn: Alvaro Vollmers, Chief Executive Officer